November 12, 2013

Via Edgar Correspondence

Barbara C. Jacobs

Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Sysorex Global Holdings Corp.

Registration Statement on Form S-1

Filed October 9, 2013

File No. 333-191648

Dear Sir or Madam:

As counsel to Sysorex Global Holdings Corp. (the “Company”), we are responding to the Staff’s Comment Letter dated November 5, 2013 to the Company’s Registration Statement on Form S-1 (File No. 333-191648) (the “Registration Statement”). The comments are repeated in the order set forth with our responses following in order. The Company has filed Amendment No. 1 to its Registration Statement on Form S-1 on this date.

General

1.

We note that you are registering shares of common stock underlying the underwriter warrants. Please advise why you are not also registering the offer and sale of those warrants. Refer to Question 139.05 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response:

Pursuant to Question 139.05, if the underwriter’s warrants are not exercisable for more than one year, there is not deemed to be a concurrent offering of the underlying common stock and the offer and sale of those securities need not be registered along with the underwriter’s warrants.

2.

We acknowledge your response to prior comment 6 and the related supplemental data that has been provided in support of factual assertions contained in the prospectus. We reissue the comment as it applies to the following statement, for which support does not appear to have been provided.

Securities and Exchange Commission

November 12, 2013

●

Gartner predicts that by 2015, 20% of Global 1000 organizations will have established a strategic focus on information infrastructure equal to that of application management. This is one of five Gartner predictions about big data and information infrastructure discussed in “Predicts 2013: Big Data and Information Infrastructure;” a November 30, 2012 report that describes in detail how the big data phenomenon will affect organizations, resources and information infrastructure.

Response:

The statement in question came from a webpage titled “Invest in Information and Analytics to Benefit From Big Data” (available at http://www.gartner.com/id=2363115), from the website of Gartner, Inc., an information technology research and advisory company. A printout of the webpage with the statement in question highlighted is being provided supplementally to the Staff.

3.	Please update your disclosure to reflect changes in current events. For example, we refer to the disclosure regarding the recent government shut-down.

Response:	This comment has been complied with under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation - Overview.”

Prospectus Cover Page

4.

We note that you have disclosed that you have applied for listing on a national securities exchange and that approval of such listing is a condition to this offering. Please revise to state the national securities exchange on which you have applied for listing.

Response:

This comment has been complied with on the cover page as well as on page 7 under the heading “The Offering”, page 31 under the heading “Market For Registrant’s Common Equity and Related Stockholder Matters”, and page 73 under the heading “Description of Securities.”

Prospectus Summary

The Company, page 1

5.

Here or elsewhere as appropriate, please consider providing an organizational chart outlining your corporate structure and providing information on which lines of business are operated by each entity. Consider also including a cross-reference to the chart in your Business section.

Securities and Exchange Commission

November 12, 2013

Response:	This comment has been complied with. The organizational chart has been included in the “Prospectus Summary” and under “Business - Overview.”

6.	Please quantify Shoom’s customer retention rate on page 2 and elsewhere in the document as appropriate.

Response:

This comment has been complied with under “Prospectus Summary” and “Business - Overview” and “Business - Shoom Products and Services.” Shoom’s retention rate has been over 90% over the past five years.

7.

Revise your statement that “Sysorex’ U.S. government operations are profitable and this division is growing” to clearly indicate whether this growth includes or excludes “expected” contracts and awards. Further, tell us whether any of your operations represent a reportable operating segment as defined in ASC 280-10-50-10. We note your statement on page 34 that you “rely on adjusted EBITDA to review and assess the operating performance of [y]our Company as permitted by SFAS No. 131.” In addition, when referencing pronouncements issued by the FASB, please reference the codifications instead of the legacy pronouncements.

Response:

This language has been modified on page 4 under “Prospectus Summary,” and page 35 under “Management’s Discussion and Analysis of Financial Condition and Results of Operation;” to indicate that this division is anticipated to grow with the award of the U.S. Navy SPAWAR contract that was awarded earlier this year. This statement does not include expected contracts and awards.

The Company has considered reporting segments as defined in ASC 280-10-50-10 and concluded that they are not material as of the six months ended June 30, 2013. The Company will continue to monitor this on a go forward basis and will report operating segments as they become applicable. We have updated the language on page 34 to include the codification instead of the legacy pronouncement as requested.

8.

With regard to your statement that “Lilien does not typically have long-term contracts” revise to explain why there are significant non-current deferred revenue balances associated with that business. Revise to disclose the terms typically granted for Lilien’s contracts.

Response:

This comment has been complied with on page 4 under “Prospectus Summary;” “Risk Factors” - Lilien does not have long term contracts from its clients . . .;” and page 35 under “Management’s Discussions and Analysis of Financial Condition and Results of Operations.” We have modified the language in this section to state the following:

Securities and Exchange Commission

November 12, 2013

Lilien’s revenues are typically driven by purchase orders that are captured every month. Approximately 25% of Lilien’s revenues are long-term contracts that range from 1-5 years for warranty and maintenance support.

Where You Can Find More Information, page 9

9.	This section appears to duplicate disclosure on page 69. Please revise or advise.

Response:	This section has been complied with. The section on page 69 has been deleted and the one of page 6 modified.

Risk Factors, page 10

10.

We note that while the government contracting portion of your business now comprises less than 10% of your total revenues, a substantial portion of the risk factors, in particular those appearing at the beginning of this section, are focused on this portion of your business. Please revise to discuss significant risks to your business, organized logically and with the most significant risks appearing at the forepart of this section. We refer you to Item 503(c) of Regulation S-K.

Response:

This comment has been complied with. We have reordered the risk factors to put the most significant risks first and in descending order of priority. However, we have arranged them logically so the categories remain grouped together.

Use of Proceeds, page 30

11.

In regard to your acquisition of a developer of mobile device identification and locating systems, please provide all the information called for by Instruction 6 to Item 504 of Regulation S-K or advise why such information is not required.

Response:	This comment has been complied with. As set forth below under Response 15, financial statements and pro forma financial statements are not required for the business to be acquired.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 34

Securities and Exchange Commission

November 12, 2013

12.

Please revise your discussion to address the impact of your proposed acquisition of a developer of mobile device identification and locating systems on your future operations and liquidity needs. Refer to Section III of SEC Release 33-8350.

Response:	The Overview section has been updated to include the impact of the proposed acquisition as requested.

Critical Accounting Policies, page 32

13.

Revise to explain the policies that require significant management estimates and judgment. In this regard, a cross-reference to or recitation of the accounting policies contained in the footnotes to the audited financial statements is not appropriate. Your discussion should enable investors to understand the method by which management establishes its estimates, the potential variability in the most recent estimate, and the impact this variability may have on reported results, financial condition, and liquidity. If there have been changes to estimates during the periods presented in the filing disclose the nature of the changes and the impact to your financial statements. If changes have not historically been material, disclose this fact.

Response:	The Critical Accounting Policies section has been updated to include the Company’s policies that require significant management estimates and judgment as requested.

14.

Include in the discussion of your accounting policy for stock based compensation the following disclosures for each date on which options were granted or other equity instruments were issued, beginning on March 20, 2013 and continuing through the date of your filing:

●	The number of options or shares granted, the exercise price, the fair value of the common stock, and the fair value of each option, if applicable.

●	Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the instruments granted and the underlying stock; and

●	For the most recent grant or issuance, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and your IPO price of $5.00.

Response:

The Stock Based Compensation section of the Critical Accounting Policies has been updated to include the requested information on the Company’s options and other equity instruments issued from March 20, 2013 through the date of this filing. To achieve the $5.00 IPO price the company will need to reverse split its common stock so that it can be listed on Nasdaq and complete this offering. We will do so prior to the effective date.

Securities and Exchange Commission

November 12, 2013

Business

Overview, page 49

15.

Although you are in the process of conducting due diligence, you have “allocated approximately $10.5 million of the proceeds” from this offering along with “stock and earnout components” you intend to use to acquire the target. Please tell us what consideration has been given to whether the target’s financial statements should be included in your registration statement pursuant to Rule 3-05 of Regulation S-X. Refer also to Refer to FRC 506.02(c)(ii). Tell us how you considered whether the acquisition is probable.

Response:

Rule 3-05 of Regulation S-X states that financial statements should be furnished if a business combination has occurred or is probable. FRC 506.02 (c)(ii) states that guidance on whether a transaction is probable cannot be given as it is dependent on the facts and circumstances, however, consummation of a transaction is considered to be probable whenever registrants financial statements alone would not provide investors with adequate financial information to make an informed decision. The Company has conveyed its acquisition strategy and has already completed two acquisitions. If the proposed transaction does not occur we expect to make other acquisitions. The Company’s financials and notes provide the investor an accurate picture of our strategy and are sustainable on their own. As of the date of this filing, the Company does not believe the acquisition would be deemed to be probable as there are several key points still being negotiated in the definitive agreement, as well as the employment agreements and the non-compete agreements are still being negotiated. It is a condition to complete the acquisition that Target's financial statements be audited, since Target's historical financial statements have never been audited there is a probability they will not be delivered and audited. We have signed a Letter of Interest with the target corporation, however, it is non-binding. Neither party has made a public announcement regarding the transaction, nor has either Company’s board of directors approved the acquisition as the companies are still in negotiations on material terms. Additionally, the closing of the transaction is contingent on the public offering contemplated in this registration statement. If we are unable to complete this offering we will be unable to complete this transaction. Therefore, the acquisition is not probable at this time.

The Lilien Acquisition, page 53

16.

We note your disclosure in this section and on this page under “The Shoom Acquisition” that shares issued in connection with these transactions are subject to lock-up provisions beginning on the effective date of your registration statement. Please clarify whether there are any waiver provisions to these lock-up arrangements, and if so, who holds the right to grant a waiver and under what circumstances.

Securities and Exchange Commission

November 12, 2013

Response:	There are no waiver provisions for the lock-up agreements with either the former Shoom or Lilien shareholders.

Shoom Products and Services, page 54

17.	Please provide support for the assertion that Shoom is a “leading” provider of cloud based data analytics and enterprise solutions to the media, publishing, and entertainment industries.

Response:

This comment has been complied with. In the Prospectus Summary on page 3 and the Overview to Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on page 31, we deleted the word “leading.” However, based on Management’s knowledge of the industry, we modified the disclosure on page 45 under “Shoom Products and Services.”

Pending Letter of Interest, page 54

18.

We note your disclosure regarding your non-binding Letter of Interest with your acquisition target and your plan to use a majority of the net proceeds you will receive from this offering to finance the transaction. Please revise your disclosure to update the status of your due diligence activities, any advances in the status of your negotiations with the target since the filing of your registration statement and to disclose the expected probability of completion of the acquisition as well as an estimate of when you expect to enter into a definitive agreement that will govern the acquisition. Additionally, please provide support for your claims that the target “is expected to generate in excess of $10 million in revenue without approximately 30% net income in 2014 with a 50% growth rate expected for at least 2015.”

Response:

This comment has been complied with. The Company has disclosed the status of the pending transaction. Provided the Company concludes its due diligence investigation to its satisfaction, determines, in as much if the Target’s financial statements which have not been previously audited can be audited and reaches an agreement on all material terms of a definitive purchase agreement, it intends to disclose the identity of Target prior to the effective date of this prospectus and simultaneously execute a definitive purchase agreement and complete the acquisition immediately following the closing of the Offering. As disclosed under “Use of Proceeds,” Management reasonably believes at this time that public disclosure of Target’s identity would jeopardize the acquisition as a competitor could seek to acquire the Target. We have revised disclosure throughout that the $10 million in revenue with approximately 30% net income in 2014 with a 50% growth rate expected for at least 2015 is based on unaudited financial information provided by Target to the Company.

Securities and Exchange Commission

November 12, 2013

Certain Relationships and Related Transactions, and Director Independence, page 70

19.

We acknowledge your response to prior comment 24; however, it is unclear which of the revised disclosure relates to the “business partner” described in Note 7 to your audited financial statements. In that regard, we note that Note 7 discloses that $722,156 was owed to this business partner as of December 31, 2012, yet this amount does not correspond to any of the updated disclosure in this section. Please advise.

Response:	This comment has been complied with under “Note Payable to Related Party.”

20.

Please update the disclosure in this section that is related to any indebtedness involved in transactions with related parties to provide all the information required by Item 404(a)(6) of Regulation S-K. We note, as a non-exclusive example that you do not appear to have disclosed the largest aggregate amount of principal outstanding during the period for which disclosure is being provided, in addition to the amounts outstanding as of the last practicable dates.

Response:	This comment has been complied with under “Note Payable to Related Party” and “Agreements with Duroob Technology, Inc.”

Acquisition of Lilien, page 70

21.

Your response to prior comment 37 states that upon the listing of the company’s securities on a national securities exchange, it is expected that Sysorex will have a seven-member Board and the seats held by former shareholders of Lilien will be reduced to one member. Please reconcile this statement with the second sentence in the second paragraph of this section where you disclose that you have agreed to nominate Lilien’s three representatives for re-election for two successive shareholder meetings.

Response:

This section as well as “Management-Board of Directors” have been revised to state that two of the three seats on the Board held by former Lilien Shareholders have agreed to resign from the Board and to waive their right to membership on the Board, if required, upon the Company’s listing on a national securities exchange.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities, page 73

22.

We note your response to prior comment 29, however, as you are providing the undertaking required under 512(h), it continues to appear that this section is inapplicable to your filing. See Item 510 of Regulation S-K. Please revise.

Response:	We have revised the Registration Statement to remove the section titled “Disclosure of Commission Position on Indemnification for Securities Act Liabilities.”

Securities and Exchange Commission

November 12, 2013

Sysorex Global Holdings, Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3 – Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-8

23.

We continue to evaluate your response to prior comment 33. Please explain in greater detail why you believe you are the primary obligor for the resale of third-party hardware and maintenance. Indicate whether the customer is purchasing other services from you when acquiring third-party hardware. Describe how a customer obtains maintenance services when they need assistance or support in using the acquired hardware. That is, describe your involvement in that process and your obligations to the customer if they are not satisfied with the services. Tell us whether your customers enter into an agreement directly with the third-party maintenance provider. Also, describe your obligation to the service provider if they incur cost overruns. In addition, explain in greater detail why you believe you have inventory risk when hardware is shipped via dropped-shipment by the supplier.

Response:

We performed an analysis of the Accounting Standards Codification (“ASC”) Topic 605-45-45, Revenue Recognition – Principal Agent Considerations, evaluated each indicator, and reached the conclusion that the resale of third-party hardware and maintenance should be recorded on the gross basis. Lilien is the ultimate primary obligor in the transaction. When we sell Third-Party maintenance services to our customers, the parties to the contract include Lilien, our customer and the third-party service provider.   Lilien provides all the leg work and configuration to secure the right maintenance agreement for the customer. Lilien performs the service of maintaining customer licensing and maintenance/support requirements as the customer's systems change, changes in licensing requirement occur, and varying maintenance agreements expire.  Lilien tracks and performs the contract renewals, not the third party service provider. Even though the third-party service provider is responsible for day-to-day maintenance services to our customer, Lilien is legally obligated to ensure the services have been provided.  When the customer needs assistance or support there is a support telephone number in their maintenance contract they may call to reach the manufacturer but more often than not the customer contacts Lilien to help them navigate which support contract they should utilize and the proper way to get the support they need.  If the customer is not satisfied with the provided service, the customer contacts Lilien which is obligated to rectify the situation by either getting them the support they need or refunding their support contract irrespective whether the third party provider will allow the return. Lilien is not liable to the service provider for cost overruns under the maintenance contracts as suppliers offer the contracts for these services at a fixed fee.

Securities and Exchange Commission

November 12, 2013

Often the customer purchases other services and hardware when purchasing maintenance agreements and third party hardware.  Lilien performs the initial and ongoing system design and configuration, and chooses which systems, licenses, maintenance and services, and proposes solutions to customers. Lilien has control with respect to the hardware, licenses and other types of maintenance agreements it sells.

Lilien has general inventory risk as general inventory risk exists if a Company will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.  Lilien customers are able to request a refund for the unused portion of the maintenance contracts and for third party hardware and Lilien is obligated to issue a refund to the customer.

A portion of the Company’s sales are shipments of product directly from its suppliers to its customers (via drop-shipment). In such circumstances, Lilien negotiates the price with the customer, pays the supplier directly for the product shipped and bears credit risk of collecting payment from its customers. Furthermore, in such drop-shipment arrangements, Lilien bears responsibility for accepting returns of product from the customer even if Lilien, in turn, has a right to return the product to the original supplier if the product is defective. Under these terms, the Company serves as the principal with the customer and, therefore, recognizes the sale and cost of sale of the product upon receiving notification from the supplier that the product has shipped.

Note 4 – Acquisition of the Business of Lilien LLC, page F-10

24.

We are considering your response to prior comment 36. Expand your disclosure to describe the valuation method and significant assumptions used to fair value the put option and the contingent consideration as of the acquisition date. This disclosure should be included in Note 16 – Fair Value.

Response:

Note 16 of the Company’s Condensed Consolidated Financial Statements for the six months ended June 30, 2013 and 2012 has been updated to include the requested information. Furthermore, we will update the disclosure and value for the guarantee and put option at the end of each subsequent reporting period.

25.

For each subsequent interim period, update to disclose the changes in the values of the variables used to value the guarantee and the put option. For example, refer to the most recent quoted value of your shares subsequent to their listing and the results of the gross margin requirements that would impact the value of the contingent consideration and the option.

Securities and Exchange Commission

November 12, 2013

Response:	Note 16 of the Company’s Condensed Consolidated Financial Statements for the six months ended June 30, 2013 and 2012 has been updated to include the requested information.

26.

We are considering your response to prior comment 37. Explain in greater detail your consideration of the significance of Lilien’s financial position and results of operations as compared to Sysorex for the interim period ending June 30, 2013, and September 30, 2013 if included in your next amendment, and for the year ending December 31, 2012. Tell us the amount of revenue earned in the interim period ending 2013 from Lilien and Sysorex.

Response:

While the Company concedes at the present time that Lilien’s operations are significant when compared to the overall consolidated operations, for the six months ended June 30, 2013 and the year ended December 31, 2012, its revenue and net earnings compared to the consolidated totals were as follows:

	Six Months Ended June 30, 2013 (actual)	Six Months Ended June 30, 2013 (proforma)	Year Ended December 31, 2012 (proforma)
Revenue	$17,836,000	$22,997,000	$40,571,000
Percent	89%	91%	91%

Net Earnings	$(11,000)	$(660,000)	$(563,000)
Percent	.1%	25.3%	42.0%

In ascertaining whether Lilien should be considered the predecessor Company, as was previously communicated to the Commission, we looked at a number of factors in addition to the current size. As was previously noted, both Sysorex and Lilien were discrete businesses before the transaction and will continue to be run as discrete businesses after the transaction. Therefore, we consider the following specific additional factors over just size:

1.

Sysorex was the entity that acquired Lilien by its cash and issuance of its equity to acquire the assets of Lilien. Upon completion of the transaction, the shareholders of Sysorex retained approximately a 75% ownership interest in the combined group and acquired a 100% ownership interest in Lilien. It did not cede relative voting rights to the former shareholders of Lilien.

2.

The Lilien management team will continue to run the day-to-day operations of Lilien after the acquisition and will have no influence over the responsibility for Sysorex’s operations. Meanwhile, Sysorex’s senior management team continues to run the day-to-day operations of Sysorex. In addition, post-acquisition Sysorex Management will also have the overall responsibility of Lilien and the rest of the consolidated group

Securities and Exchange Commission

November 12, 2013

3.

The former shareholders of Lilien currently occupy three of the six member positions on the Sysorex Board of Directors. Upon listing of the Company’s securities on a national securities exchange, the Lilien board members have agreed that Sysorex will have a seven member Board and the former shareholders of Lilien will be reduced to one member.

    Although Lilien’s operations are significant to the consolidated operations, both of these entities were discrete businesses. Inasmuch as Sysorex had operations and assets prior to the acquisition and its management and key personnel will be responsible for the consolidated entity having former management and members of Lilien reporting to them. It has been concluded that Sysorex, the acquiring entity is a substantive operating business and therefore Lilien is the entity being acquired, is not deemed to be a predecessor.

Note 15 – Warrants, page F-16

27.

We note that that you issued 166,667 freestanding warrants in connection with your Business Finance Agreement (“BFA”) which included a $5 million revolver. Please tell us what consideration was given to guidance in paragraph 3 of ASC 835-30-45 in determining to account for the issuance of these warrants as compensation expense. In this regard, the issuance of freestanding warrants in connection with a line of credit suggests that accounting recognition of a debt issuance cost may be appropriate.

Response:

In response to your inquiry the Company has evaluated ASC 835-30-45 which provides guidance that a discount or premium resulting from the determination of present value in cash or noncash transactions is not an asset or liability separable from the note that gives rise to it. Therefore, the discount or premium shall be reported in the balance sheet as a direct deduction from or addition to the face amount of the note. Based on our evaluation of the substance of the transaction, the acquisition of the bank line of credit was primarily used to finance the acquisition of Lilien and not our day to day operations. Fees incurred with a business combination should be expensed to operations. We deemed the grant to be directly associated with the funding for the acquisition and accordingly charged to operations on the date of the grant. In any event, if the grant was deemed to be associated as a financing cost, on a qualitative basis the fair value of the warrant granted to the financial institution of $109,300 would be deemed to be immaterial to our condensed consolidated balance sheet as of June 30, 2013 to be reclassed.

Note 20 – Subsequent Events

Acquisition of Shoom, Inc., page F-19

Securities and Exchange Commission

November 12, 2013

28.

Tell us what consideration has been given to providing the financial statements of Shoom, Inc. pursuant to Rule 3-05 of Regulation S-X. Provide the significance computations as set forth in Rule 1-02(w) in support of your conclusion.

Response:

The Company advises the Staff that the Company’s acquisition of Shoom, Inc. exceeded the 20% but less than 40% significance level set forth in Rule 3-05(b) of Regulation S-X. The Company paid $2,500,000 in cash and issued 2,762,000 shares of its common stock to the shareholders of Shoom, Inc. at the August 31, 2013 effective date of the acquisition. The value of the Company’s common stock on such date was $2.03 per share. Accordingly, the fair value of the consideration issued by the Company for the Shoom acquisition was approximately $8.6 Million. The Company had approximately $29.3 Million of total assets on a pro forma basis. The Company is using the proforma total assets that includes the Company and Lilien (the company it acquired effective March 1, 2013) combined as Lilien was a significant acquisition that was subsequent to the latest year end per rule 3-05(b)(3). As such, the total consideration issued by the Company in the Shoom acquisition was approximately 27.5% of its total assets. Shoom’s total assets as of December 31, 2012 were approximately $5.2 Million and the Company had approximately $29.3 Million of total assets on a proforma basis as of December 31, 2012. Therefore Shoom’s proportionate share of assets to the assets of the Company was 17.7%. Shoom’s net income from operations for the year ended December 31, 2013 was approximately $700,000 compared to the Company’s net loss on a proforma basis of $3 Million which is approximately 23.3% as compared to the Company’s operation on an absolute value basis. Therefore, since some of the conditions exceed 20 percent, but none exceed 40 percent, we will furnish financial statements for the fiscal year ended December 31, 2012 and the applicable interim periods.

Bank Credit Line Amendment, page F-20

29.

Please tell us how you intend to account for the issuance of 112,500 freestanding options to Bridge Bank in connection with the August 29, 2013 amendment of the BFA. Cite the accounting literature on which you intend to rely in giving accounting recognition to these warrants. We refer you to ASC 470-50-40-21.

Response:

In response to your inquiry the Company has evaluated ASC 470-50-40-21 that provides guidance regarding modifications to or exchanges of line-of-credit or revolving-debt arrangements resulting in either a new line-of-credit or revolving-debt arrangement or resulting in a traditional term-debt arrangement whereby the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement any unamortized deferred costs, any fees paid to the creditor, and any third-party costs incurred shall be associated with the new arrangement.

Securities and Exchange Commission

November 12, 2013

The Company will capitalize the fair value of the warrants $137,100 and the fees paid of $6,552 will be included as deferred financing costs as a component of other assets and amortized to interest expense over the remaining term of the credit line.

Pro Forma Condensed Combined Balance Sheet, page F-58

30.

Please provide analysis in support of your determination that no adjustment to Lilien’s deferred revenue balance is required as part of purchase accounting. In this regard, identify the approach used to estimate the fair value of the legal obligations related to Lilien’s deferred revenue on the acquisition date and explain how you determined that there should not be an adjustment to the carrying amount recorded on Lilien’s balance sheet.

Response:

Regarding your inquiry to Lilien’s deferred revenue in the proforma condensed consolidated balance sheet, under ASC 805-20-30-1. The acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their acquisition-date fair values.

Under this guidance, the acquirer recognizes a deferred revenue liability only to the extent that the deferred revenue represents a performance obligation assumed by the acquirer as of the acquisition date. A performance obligation is an acquirer’s obligation to provide goods or services to a customer at some point in the future when consideration for the goods or services was already received by the acquiree before the acquisition. Accordingly no adjustment was deemed necessary to have been recorded as these amounts represent cash deposits received prior to the business combination from customers for which the Company will be required to provide goods and services subsequent to the date of acquisition.

Exhibits

31.	Please provide us with the Lilien Disclosure Schedule and the Sysorex Disclosure Schedule referred to in Exhibit 2.1.

Response:	We are providing the Lilien Disclosure Schedule and the Sysorex Disclosure Schedule referred to in Exhibit 2.1 of the S-1 supplementally to the Staff.

32.

We note your response to prior comment 23 and acknowledge the updated disclosure in your Certain Relationships and Related Party Transactions section. It does not appear, however, that you have filed as exhibits any of the agreements governing the arrangements with your related parties. Please file the agreements governing the amounts due from Sysorex Consulting to Sysorex Saudi Arabia, Inc. and any agreements governing the arrangements whereby you issued stock to Duroob Technology, Inc. in satisfaction of amounts owed by Sysorex Arabia LLC, or tell us why you are not required to do so. We refer you to Item 601(b)(10)(ii)(A) of Regulation S-K.

Securities and Exchange Commission

November 12, 2013

Response:

The agreement governing the arrangement whereby the Company issued stock to Duroob Technology, Inc. in satisfaction of amounts owed by Sysorex Arabia LLC, is the Equity Exchange Agreement dated as of March 31, 2013 by and between the Company and Duroob Technology, which has already been filed with the Registration Statement as Exhibit 10.8.

The amounts due on demand from Sysorex Consulting to Sysorex Arabia LLC were intercompany accounts without any written agreements. The entity was incorrectly listed in the Registration Statement as Sysorex Saudi Arabia, Inc., and the name has been corrected in this Amendment.

33.	Please file as an exhibit the form of underwriter’s warrant.

Response:	The form of underwriter’s warrant will be filed with the next amendment.

 If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker

cc:     Nadir Ali